CONSENT OF JANNEY MONTGOMERY SCOTT INC.




We hereby consent to the use of our opinion letter dated September 4, 1996 to the Board of Directors of Judge Imaging Systems, Inc. and to the references to our firm in the Proxy Statement/Prospectus which forms a part of the Registration Statement on Forms S-1 and S-4 relating to the proposed merger of Judge Imaging Systems, Inc. with and into The Judge Group, Inc.

In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.



/s/ Janney Montgomery Scott
Janney Montgomery Scott Inc.
February 14, 1997